Issuer Free Writing Prospectus Dated April 15, 2014

(Supplementing Preliminary Prospectus Dated April 3, 2014)

Filed Pursuant to Rule 433 of the Securities Act of 1933

Registration Statement No. 333-194466

TriVascular Technologies, Inc.

Free Writing Prospectus

This free writing prospectus relates to the initial public offering of common stock of TriVascular Technologies, Inc. and should be read together with the preliminary prospectus dated April 3, 2014, which we refer to as the Preliminary Prospectus, that was included in Amendment No. 1 to the Registration Statement on Form S-1 relating to this offering of our common stock. The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1432732/000119312514129839/d638780ds1a.htm. The following information supplements and updates the information contained in the Preliminary Prospectus, primarily to reflect indications of interest from certain affiliates of our directors and other existing stockholders to purchase an aggregate of approximately $38.0 million in shares of our common stock in the proposed initial public offering. This free writing prospectus also amends certain information in the Preliminary Prospectus to reflect the pricing terms of the offering and to update the Nasdaq Stock Market listing information.

You should read the entire Preliminary Prospectus carefully, especially the “Risk Factors” section and the consolidated financial statements and related notes, together with this free writing prospectus, before deciding to invest in our common stock. Unless the context indicates otherwise, as used in this free writing prospectus, the terms “our,” “us” and “issuer” refer to TriVascular Technologies, Inc. and its consolidated subsidiaries.

Initial Public Offering Price

The initial public offering price is $12.00 per share.

Common Stock Offered by us in this Offering

6,500,000 shares (plus an additional 975,000 shares the underwriters have an option to purchase).

NASDAQ Global Select Market

Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “TRIV.”

Potential Participation in this Offering

The following disclosure replaces the fourth paragraph on the front cover of the Preliminary Prospectus.

“Certain of our existing stockholders, two of which are affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of approximately $38.0 million worth of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders. In addition, any of these stockholders may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering.”

The following disclosure replaces the last paragraph under the caption “The Offering” on page 7 of the Preliminary Prospectus and the paragraph under the caption “Certain Relationships and Related Party Transactions – Participation in this Offering” on p. 101 of the Preliminary Prospectus.

“Certain of our existing stockholders, two of which are affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of approximately $38.0 million worth of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders. In addition, any of these stockholders may determine to purchase more, less or no shares in this offering.”

The following disclosure replaces the second sentence under the caption “Risk Factors – Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters” on page 28 of the Preliminary Prospectus, the first sentence of the last paragraph under the caption “Dilution” on p. 38 of the Preliminary Prospectus and the first sentence of the fourth paragraph under the caption “Principal Stockholders” on p. 102 of the Preliminary Prospectus.

Certain of our existing stockholders, two of which are affiliated with certain of our directors, have indicated an interest in purchasing up to an aggregate of approximately $38.0 million worth of shares of our common stock in this offering at the initial public offering price.

We have filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204, or from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, by telephone at (800) 221-1037 or by email at newyork.prospectus@credit-suisse.com.